EXHIBIT 1


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                                        Minutes from the Extraordinary Meeting
                                        of Espirito Santo Centrais Eletricas
                                        S.A. - ESCELSA's Board of Directors
                                        held on December 12, 2002.


At 11:00 am on December 12, 2002, the Chairman of the Board called a meeting of the members of the Board of Directors, which was held on the eighth floor of the Company's Headquarters at Rua Sete de Setembro, 362 in Vitoria. The following members were present: Fernando Noronha Leal, Chairman, Adir Pereira Keddi, Vice-Chairman, and Antonio Manuel Garcia, Antonio Jose Sellare, Eduardo Jose Bernini and Ruth Storch Damasceno, Directors. The following Directors were not able to attend: Alcir Augustinho Calliari, Francisco Carlos Coutinho Pitella and Julio Moraes Sarmento de Barros. By way of a FAX message sent to the Chairman, Julio Moraes Sarmento de Barros registered his vote on the order of business of the meeting, which was accepted by all Directors present as a valid vote to be considered in the official vote count of the meeting. The Chairman opened the meeting by informing that the order of business was to appoint the Chief Executive Officer of the Company, nominated in the Extraordinary Board of Directors' Meeting held on October 10, 2002. However, considering the working visa issuance for Manuel Fernando das Neves Bento, the Chairman proposed that Manuel Fernando das Neves Bento be appointed as Engineering and Construction Director of the Company. Furthermore, the Chairman proposed a change in the positions of Management as per the following: Chief Executive Officer: Antonio Eduardo da Silva Oliva; Commercial Director: Armando Fernandes Bernardo; Engineering and Construction Director and accumulating the functions of Distribution Director: Manuel Fernando das Neves Bento; Chief Financial Officer and accumulating the functions of Administrative Director and Investor Relations
Officer: Sergio Pereira Pires. Taking into consideration the issuance of working visas for Antonio Eduardo da Silva Oliva and Manuel Fernando das Neves Bento, as well as Articles 11 and 14, paragraph 1, item IV of the Bylaws, the Board of Directors unanimously elected to the office of Chief Executive Officer Antonio Eduardo da Silva Oliva, Portuguese, married, engineer with Foreign Identification Number (RNE) V355397-U, and Federal Tax Number (CPF) 229.351.308-47, residing in the City of Vitoria, ES at Avenida Saturnino de Brito, n(0) 867, apto. 201, Praia do Canto; to the office of Engineering and Construction Director and accumulating the functions of Distribution Director, Manuel Fernando das Neves Bento, Portuguese, married, engineer with Foreign Identification Number (RNE) V238450-J, and Federal Tax Number (CPF) 054.824.237-27, residing in the City of Vitoria, ES at Avenida Saturnino de Brito, n(0) 493, apto. 701, Praia do Canto; and for the office of Commercial Director, Armando Fernandes Bernardo, Portuguese, married, engineer, with Foreign Identification Number (RNE) V249205-L and Federal Tax Number (CPF) 218.420.168-57, residing in the City of Vitoria, ES, at Av. Saturnino de Brito, 501, apto. 901, Praia do Canto. For the office of Chief Financial Officer and accumulating the functions of Administrative Director and Investor Relations Officer, Sergio Pereira Pires will remain, Brazilian, single, economist, with Federal Tax Number 007.031.438-16, and Federal Identification Number 10.107.825 SSP-SP,

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residing in the City of Sao Paulo, SP, on Rua Estado de Israel, n(0) 435, apto
142, Vila Mariana, elected at the Extraordinary Meeting of the Board of Directors on 10/10/2002. As per Article 3 of CVM Instruction 367/2002, the Chairman of the Board of Directors presented the Directors with copies of the declaration instrument according to article 147, Paragraph 4 of Law n(degree) 6.404/1976 and CVM Instruction n(degree) 367/2002, signed by the Officers herein elected, Antonio Eduardo da Silva Oliva, Manuel Fernando das Neves Bento and Armando Fernandes Bernardo. By unanimous vote, the elected Officers are to serve terms of three years as of today's date and with compensation identical to the Officers to be replaced. Without any further orders of business, the minutes were drawn up, read and approved and signed by the Chairman and the other Directors Present.


                              Fernando Noronha Leal


Adir Pereira Keddi                                    Antonio Manuel Garcia


Antonio Jose Sellare                                  Eduardo Jose Bernini


Ruth Storch Damasceno